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                                                 Filed by 3dfx Interactive, Inc.
                          Pursuant  to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651


To our valued customers:

We would like to take this opportunity to thank you for the support you've given 3dfx over the years. Through all our ups and downs, we've always been proud of our extremely loyal customers and fans. That's what makes our actions of today so difficult.

Our position in the retail market has been exceptional, due mostly to your support. Unfortunately, the dynamics of that business did not allow us the success we would have liked. Although we've done our best to pursue all possible options to help to sustain our business, we have finally been forced to admit that there is no possible way we can continue in our current state. As such, we have negotiated an agreement with nVidia Corporation that will allow us to provide the best possible result to our creditors, investors, employees and customers.

Under this agreement, nVidia will acquire certain assets from 3dfx including technology, company and product brands and other assets. In addition to recommending the sale to Nvidia, the 3dfx board of directors has recommended to our shareholders the dissolution of the company. Until that time, however, 3dfx products will remain available at various retail and online locations, and we will continue to support our customers. For additional information, please see the press releases that were issued by 3dfx on December 15, 2000.

While we firmly believe this agreement is in the best interest of all involved, we deeply regret these actions. Again, we want to extend our sincerest thanks to everyone one of you who helped 3dfx revolutionize 3D graphics and 3D gaming on the PC. Rest assured, the 3dfx legacy will live on through the combined strengths of these two great companies.

Sincerely,


Scott Sellers
3dfx Founder and CTO



This notice does not constitute an offer of any securities for sale. In connection with the proposed asset sale by and between 3dfx Interactive, Inc. ("3dfx"), nVidia corporation and nVidia Subsidiary (the "Asset Sale"), 3dfx plans to file with the SEC the Proxy Statement/Prospectus of 3dfx relating to the Asset Sale, as well as documents incorporated by reference therein. You are urged to read the Proxy Statement/Prospectus when it is filed and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number:
Shareholder Relations, 4435 Fortan Drive, San Jose, California 95134, telephone:
(408) 935-4400. When it becomes available, please read the Proxy Statement/ Prospectus carefully before making a decision concerning the Asset Sale. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the Asset Sale. Information concerning the participants in the solicitation will be set forth in the Proxy Statement/Prospectus.